FORM 11-K


                     SECURITIES AND EXCHANGE COMMISSION


                           Washington, D.C.  20549


[ ]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                                     OR

[X]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934


For the transition period from October 1, 1997 to December 31, 1997.


Commission file number 0-15374



              Pentech International Inc. 401(k) Plan
  (Full title of the plan and address of the plan, if different from that of the issuer named below)



                      PENTECH INTERNATIONAL INC.
                         195 Carter Drive
                       Edison, New Jersey 08817
       (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                   PENTECH INTERNATIONAL INC. 401(k) PLAN

                    OCTOBER 1, 1997 TO DECEMBER 31, 1997

                      AND YEAR ENDED SEPTEMBER 30, 1997



                                  CONTENTS

                                                                       Page





Independent auditors' report                                             1

Statements of net assets available for plan benefits                     2

Statement of changes in net assets available for
 benefits with fund information, October 1, 1997
 to December 31, 1997                                                    3

 Statement  of changes in net assets available for
 benefits with fund information, year ended
 September 30,  1997                                                     4

Notes  to financial statements                                      5 - 10

Supplemental schedules:

    Assets  held for investment                                         12

    Transactions in excess of 5% of the current
    value of plan assets                                                13

Signatures                                                              14

                        Independent Auditors' Report




Board of Directors
Pentech International Inc. 401(k) Plan
Edison, New Jersey

We have audited the accompanying statements of net assets available for plan benefits of Pentech International Inc. 401(k) Plan ("Plan") as of December 31 and September 30, 1997, and the related statements of changes in net assets available for benefits  for the period from October
1 to December 31, 1997 and  the year ended September 30,  1997.   These
financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31 and September 30, 1997, and the changes in net assets available for benefits for the period from October 1 to December 31, 1997 and the year ended September 30, 1997 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



April 30, 1998                         Drucker, Math & Whitman, P.C.


                 PENTECH INTERNATIONAL INC. 401(k) PLAN
            STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      DECEMBER 31 AND SEPTEMBER 30, 1997






              1997
   December 31                        September 30

Cash                                  $     6,382    $      6,594

Investments, at fair market value:
 Dean Witter Liquid Asset Fund             28,263          19,203
  Dean Witter Dividend Growth Securities  379,157         356,010
 Dean Witter U.S. Government Securities
  Trust                                    30,299          28,063
 Dean Witter Global Dividend Growth       108,560         109,967
 Pentech International Inc. Stock         329,052         302,056
 Participant loans                         10,624          13,024

                                          892,337         834,917

Contributions receivable:
 Participants                              10,475           9,033
 Employer                                   2,940           2,218

                                           13,415          11,251

  Net assets available for plan
   benefits                           $   905,752    $    846,168





















                     See notes to financial statements.


            PENTECH INTERNATIONAL INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
OCTOBER 1, 1997 TO DECEMBER 31, 1997




                                       Participant directed                        Employer directed
                                     Dean       Dean       Dean     Pentech      Pentech
                              Dean   Witter     Witter     Witter   Inter-       Inter-
                              Witter Dividend   U.S.       Global   national     national
                              Liquid Growth     Government Dividend Inc.         Inc.
                         Cash Assets Securities Securities Growth   Stock  Other Stock Other Total

Additions to net assets
 attributed to:
  Investment income:
    Dividends and interest  $ 98   $ 309   $ 4,467  $455 $ 8,300   $ -   $ -    $ -    $ -    $ 13,629
    Realized gain (loss)      -      -       8,049   128     959  (186)    -      -      -       8,950
    Unrealized gain (loss)    -      -      (2,474)   70 (14,300) 20,266   -      -      -       3,562
    Exchange              (4,290)  8,751    (4,466)   -       -   (683)    -      -      -       (688)
                          (4,192)  9,060     5,576   653 (5,041)  19,397   -      -      -      25,453
    Less: investment expenses  -      -        -      -    -      -        -      -      -         -
                          (4,192)  9,060     5,576   653 (5,041)  19,397   -      -      -      25,453

  Contributions:
    Participants'        (20,568)    -      22,544 5,931  16,317  2,027  1,442    -      -      27,693
    Employer's                 -     -         -      -     -       -      -    6,412    722     7,134
    Participant loan repayments-     -       1,097   206    -     1,097 (2,400)   -      -         -
    Participant rollover
     contributions             -     -      21,297    -     -       -      -      -      -      21,297
                         (20,568)    -      44,938 6,137 16,317   3,124   (958) 6,412    722    56,124

    Total additions      (24,760)  9,060    50,514 6,790 11,276  22,521   (958) 6,412    722    81,577

Deductions from net assets
 attributed to:
  Benefits paid          (24,548)     -     27,367 4,554 12,683  1,937     -      -       -     21,993
  Loans to participants    -          -        -    -       -      -       -      -       -       -
  Miscellaneous            -          -        -    -       -      -       -      -       -       -

    Total deductions     (24,548)     -     27,367 4,554 12,683  1,937     -      -       -     21,993

    Net increase (decrease) (212)  9,060    23,147 2,236 (1,407) 20,584  (958)  6,412    722    59,584


Net assets available
  for benefits:
    Beginning of year    6,594  19,203  356,010  28,063  109,967 247,955    22,057  54,101  2,218  846,168


    End of year        $6,382  $28,263 $379,157 $30,299 $108,560 $268,539  $21,099 $60,513 $2,940 $905,752





See notes to financial statements.





PENTECH INTERNATIONAL INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
SEPTEMBER 30, 1997




                               Participant directed                         Employer directed
                                  Dean       Dean       Dean     Pentech     Pentech
                           Dean   Witter     Witter     Witter   Inter-      Inter-
                           Witter Dividend   U.S.       Global   national    national
                           Liquid Growth     Government Dividend Inc.        Inc.
                      Cash Assets Securities Securities Growth   Stock Other Stock Other Total
Additions to net assets
 attributed to:
  Investment income:
    Dividends and interest $514 $1,332 $10,663 $1,474 $7,229 $ -    $ -    $ -    $ -    $21,212
    Realized gain (loss)    -     -      3,557   (20)  1,559 (9,294)  -      -      -    (4,198)
    Unrealized gain (loss)  -     -      61,238  654   9,779 145,733  -    20,661   -    238,065
    Exchange             4,160 (23,972)   5,974 1,098  9,219  13,671  -  (7,028)    -     3,122
                         4,674 (22,640)  81,432 3,206 27,786 150,110  -  13,633     -    258,201

    Less: investment expenses(13) -         -     -     -      -      -     -       -     (13)
                        4,661  (22,640)  81,432 3,206 27,786 150,110  -  13,633     -    258,188


  Contributions:
    Participants'        (5)   15,030   77,609 5,084 37,156 46,783 (27,418) -       -     154,239
    Employer's           -     -          -    -      -     -         -   36,496 (7,029) 29,467
    Participant loan
     repayments          -     -         2,378 1,098  -     -      (3,476)    -     -       -
    Other receipts   (1,549)   -        3,558  679  5,636  -           -     -     -     8,324
                     (1,554)  15,030   83,545 6,861 42,792 46,783 (30,894) 36,496 7,029  192,030

    Total additions   3,107  (7,610)  164,977 10,067 70,578 196,893 (30,894) 50,129 (7,029) 450,218


Deductions from net assets
 attributed to:
  Benefits paid       235    3,968     5,302    641  1,864    696      -      -       -     12,706
  Loans to partic-
   ipants          (1,971)     -       9,284  1,592  4,954  2,641  (16,500)   -       -      -

    Total deductions(1,736)  3,968    14,586  2,233  6,818  3,337  (16,500)   -       -     12,706

    Net increase
     (decrease)     4,843  (11,578)  150,331  7,834 63,760 193,556 (14,394)  50,129 (7,029) 437,512

Net assets available
  for benefits:
   Beginning of year 1,751  30,781  205,619  20,229   46,207   54,399  36,451   3,972  9,247   408,656
   End of year      $6,594 $19,203 $356,010 $28,063 $109,967 $247,955 $ 22,057 $54,101 $2,218 $846,168




See notes to financial statements.


                   PENTECH INTERNATIONAL INC. 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                 PERIOD OCTOBER 1, 1997 TO DECEMBER 31, 1997
                      AND YEAR ENDED SEPTEMBER 30, 1997


1. Description of the Plan:

  The following brief description of the Pentech International Inc. 401(k) Plan ("Plan") is provided for general information purposes only. More complete information concerning the Plan and its provisions can be found in the Plan documents.

   General:

 The Plan, as amended and restated, began on April 1, 1993 and is a defined contribution plan covering all eligible employees of Pentech International Inc. ("Company"). Employees are eligible to participate when they have completed six months of service and have reached age twenty and one-half. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was amended and restated on April 1, 1995 to exclude collective bargaining employees. The Plan was amended and restated on April 1, 1996 to include an employer matching provision. The amount of the employer match is a percentage of the participants contributions (up to a maximum of 6% of compensation), and is such percentage as is determined by the employer. For the period from October 1 to December 31, 1997 and the year ended September 30, 1997, the employer matching was 33% participants contributions up to a maximum of 2% of compensation.

 The Plan was amended effective October 1, 1997 to change the Plan year end from September 30 to December 31. Accordingly, financial statements have been prepared for the period from October 1 to December 31, 1997.

  Administration of Plan assets:

 The assets of the Plan are administered under a trust agreement between the Plan and a trustee designated by the Company.
 Administrative expenses of the Plan are paid by the Company.
 Investment expenses, i.e. commissions, are charged to participants' accounts at the time of withdrawal. No investment expenses were incurred during the periods presented.

     Contributions:

 Employee contributions are made in the form of a salary reduction by withholding an elected percentage from the employee's salary each pay period. Participants may elect to contribute up to 20% of their gross annual compensation subject to deferral and non-discrimination limitations under the Internal Revenue Code.

               PENTECH INTERNATIONAL INC. 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                 PERIOD OCTOBER 1, 1997 TO DECEMBER 31, 1997
                      AND YEAR ENDED SEPTEMBER 30, 1997

1. Description of the Plan: (continued)

    Contributions: (continued)
 The Company makes a matching contribution, as described above, or may make a profit sharing contribution, or both, as determined by the Company. Such Company contributions are subject to the provisions and limitations prescribed by the Plan. Company matching contributions are invested in Company stock, while Company profit sharing contributions, if any, are invested in the same funds in which the participants chose to invest their contributions.

 Participants' accounts:

 Each participant's account is credited with the participant's and the Company's contributions, if any, and forfeitures of terminated participants' nonvested amounts are used to reduce Company contributions. Income and profits attributable to the assets of the Plan are allocated among the participants' accounts in relation to their account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant s vested account.

    Vesting:
 Participants are immediately vested in their salary reduction contributions plus actual earnings thereon. Vesting in the Company matching and profit sharing contributions, if any, plus earnings thereon is based on years of service as follows: Less than 2 years, none; 2 years but less than 3, 20%; 3 years but less than 4, 40%; 4 years but less than 5, 60%; 5 years but less than 6, 80%; 6 years or greater, 100%.

   Ivestment options:

 Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in any of six investment options:

  Dean Witter Liquid Asset Fund - Funds are invested in a money market account which earns a market interest rate.

  Dean Witter Dividend Growth Securities Fund - Funds are invested in shares of a registered investment company that invests mainly in common stocks.

  Dean Witter Global Dividend Growth Fund - Funds are invested in shares of a registered investment company that invests mainly in U.S. and foreign common stocks.

                   PENTECH INTERNATIONAL INC. 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                 PERIOD OCTOBER 1, 1997 TO DECEMBER 31, 1997
                      AND YEAR ENDED SEPTEMBER 30, 1997


1. Description of the Plan: (continued)

  Investment options: (continued)

  Dean Witter U.S. Government Securities Fund - Funds are invested in a registered investment company that invests mainly in U.S.
  Government Securities.

  Pentech International Inc. Stock - Funds are invested in common stock of Pentech International Inc.

  Participants may change their investment options at any time by contacting Dean Witter directly.

  Payment of benefits:

  The distribution of Plan benefits, as defined, is permitted upon the earlier of retirement, death, disability, separation of service with the Company or attainment of age 59 and one half. Withdrawal will also be available in certain hardship situations, as defined in the Plan document. Distribution of account balances may be made in either a lump-sum amount, or in installments over a fixed reasonable period not to exceed the life expectancy of the participant. Distributions must commence at age 70 and one half even if the participant does not retire.

  Loans receivable from Plan participants:

  A participant of the Plan who needs temporary financial assistance may request a loan from the Plan. A minimum of $1,000 may be borrowed in $250 increments, subject to statutory restrictions (may not exceed the lesser of $50,000 or 50% of the vested account balance). The participant may have only one loan outstanding at any time. Loans bear interest at market rates. Loan repayments are made by payroll deduction; the participant may prepay principal and interest at any time. At December 31 and September 30, 1997 loans receivable totaled $10,624 and $13,024, respectively.

  Plan termination:

  Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. In the event of Plan termination, the time and manner of distribution of vested benefits shall be subject to the discretion of the Plan administrator. If the Plan is terminated by the Company, all employer contributions plus earnings become fully vested.


                PENTECH INTERNATIONAL INC. 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                 PERIOD OCTOBER 1, 1997 TO DECEMBER 31, 1997
                      AND YEAR ENDED SEPTEMBER 30, 1997


2. Summary of significant accounting policies:

  Basis of accounting:

  The accompanying financial statements have been prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on trade dates. Dividend income is accrued on the ex-dividend date. Unrealized gains and losses from security transactions are reported on the specific cost method.

  Investment valuation:

  Investments are valued at fair market value based upon market quotations.

  Benefit payments:

  Benefits are recorded when paid.

  Contributions refundable:

  Contributions to the Plan made by certain participants are deemed to be excess contributions as a result of the Plan s failure to satisfy the Actual Deferral Percentage test. Such refundable contributions are recorded as a reduction of contributions received and a Plan liability if the refunds are issued within two and one-half months of the Plan s year end. Excess contributions not refunded within this time limit are recorded when the refunds are issued.  For the period October 1 to December 31, 1997, there
  were no excess contributions to the Plan.    Excess  contributions
  for the Plan year  ended September 30, 1997   were   $58,792.   These
  contributions were refunded in April, 1998 and will be included as a reduction of contributions received for the plan year ending December 31, 1998.

  Use of estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.







                   PENTECH INTERNATIONAL INC. 401(k) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                 PERIOD OCTOBER 1, 1997 TO DECEMBER 31, 1997
                      AND YEAR ENDED SEPTEMBER 30, 1997

3. Investments:

  The fair value of individual investments which represent 5% or more of the Plan s net assets available for benefits are as follows:

                                     Shares         Fair value

  December 31,  1997:
   Dean   Witter  Dividend
    Growth Securities                        6,977     $379,157
   Dean   Witter  Global Dividend Growth     8,325      108,560
   Pentech International Inc. Stock        114,453      329,052

                                       Shares         Fair value
  September 30, 1997:
    Dean   Witter  Dividend
    Growth Securities                        6,646     $356,010
    Dean   Witter  Global Dividend Growth    7,405     109,967
   Pentech International Inc. Stock        112,372     302,056

  As of April 30, 1998, the December 31, 1997 value of the Plan s investment in Company stock declined by $142,493 due to a decline in the share price of the stock.

4. Tax status:

  The Company has received a determination letter dated April 1998 from the Internal Revenue Service that the Plan is qualified under Sections 401(a) and 401(k) and that the related trust is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code.

5. Party-in-interest transactions:

  All expenses incurred in the operation and administration of the Plan are borne by the Company.

  Certain Plan investments are shares of mutual funds managed by Dean Witter. Dean Witter is the trustee as defined by the Plan, and therefore these transactions qualify as party-in-interest transactions.

  For the period October 1 to December 31, 1997, the Plan purchased 2,814 and sold 733 shares of Company stock in the public markets; 114,453 shares were held as investments at December 31, 1997.

  For the year ended September 30, 1997, the Plan purchased 55,860 and sold 3,726 shares of Company stock in the public market;
    112,372 shares were held as investments at December 31, 1997.
















                           SUPPLEMENTAL SCHEDULES

                    PENTECH INTERNATIONAL INC. 401(k) PLAN
                          ASSETS  HELD FOR INVESTMENT
                   DECEMBER 31, 1997 AND SEPTEMBER 30, 1997


                                                                     Market
                                 Shares           Cost               value


December 31, 1997:

  Dean Witter Liquid Asset Fund     28,263      $ 28,263           $  28,263

  Dean Witter Dividend Growth
   Securities                        6,977       273,986              379,157

  Dean Witter U.S. Government
   Securities Trust                  3,329        30,077               30,299

  Dean Witter Global Dividend
   Growth                            8,325       109,644              108,560

  Pentech International Inc.
   Stock                           114,453       331,643              329,052

  Participant loans, bearing
   interest of 9  1/4 -  9 1/2%        -             -                 10,624

          Total investments                     $773,613           $  885,955


September 30, 1997:

  Dean Witter Liquid Asset Fund    19,203      $ 19,203            $  19,203

  Dean Witter Dividend Growth
   Securities                      6,646        248,365              356,010

  Dean Witter U.S. Government
   Securities Trust                3,164         27,912              28,063

  Dean Witter Global Dividend
   Growth                          7,405         96,751              109,967

  Pentech International Inc.
   Stock                         112,372       325,328              302,056

  Participant loans, bearing
   interest of 9  1/4  - 9 1/2%        -             -               13,024

                                            $  717,559             $828,323

                  PENTECH INTERNATIONAL INC. 401(k) PLAN
      TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS
                PERIOD FROM OCTOBER 1 TO DECEMBER 31, 1997
                     AND YEAR ENDED SEPTEMBER 30, 1997






Period October 1 to December 31, 1997:

  Nature                                                     Amount

  Purchased  Dean   Witter  Dividend
    Growth Securities Fund                                   $44,939




Year ended September 30, 1997:

  Nature                                          Amount

  Purchased Dean  Witter  Dividend
    Growth Securities Fund                        $100,181

  Purchased  Dean   Witter
    Global Dividend Growth Fund                     64,405

  Purchased Pentech International Inc. Stock        89,921

                                SIGNATURES




  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:  April 30, 1998
                              PENTECH INTERNATIONAL INC.
                                      401(k) PLAN




                              s/David Melnick
                              David Melnick, Plan Administrator




                              s/Libby Melnick
                              Libby Melnick, Plan Administrator




                              s/William Visone
                              William Visone, Plan Administrator




















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